Exhibit 4.5

THIS AGREEMENT (hereinafter the “Agreement”) made on the 25th day of August, 2021.

Between

Tata Motors Limited, a Company incorporated under Indian Companies Act, 1913 and ctemed to be registered under the Companies Act, 2013, having its Registered Office at Bombay House, 24 Homi Mody Street. Mumbai 400 001 (hereinafter called “the Company’’, which expression shall unless repugnant to the context include its successors and assigns) of the One Part.

And

Mr. Girish Wagh, Executive Director, (hereinafter called “Mr Wagh” or the “Executive Director” as the case may be), residing at Flat No. 3, Pradnya Kiran Apartments, Prayanda Park, Paud Road, Near Mahatma Society, Kothrud, Pune 411038 of the Other Part.

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WHEREAS the Board of Directors of the Company (hereinafter called the “Board”) has at its meeting held on June 23, 2021 appointed Mr. Girish Wagh as the Executive Director of the Company for a period of 5 years (“Term”) with effect from July 1, 2021 (“Date of Appointment”) and Mr. Girish Wagh has agreed to serve the Company upon the terms and conditions contained in the resolution passed by the Board at its meeting held on June 23, 2021 and in the agreement to be executed between the Company and the Executive Director, subject to the approval of the shareholders of the Company.

AND WHEREAS the said appointment has been approved by the shareholders at their meeting held on July 30, 2021.

AND WHEREAS the Parties hereto are desirous of entering into an agreement, being these presents, to record the terms and conditions aforesaid.

NOW THESE PRESENTS WITNESSETH AND IT IS HEREBY AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

1.1.1	‘Act’ means the Companies Act, 2013, as amended, modified or re-enacted from time to time.

1.1.2

‘Confidential Information’ includes information relating to the business, products, affairs and finances of the Company or any of its associated companies or subsidiaries for the time being confidential to it or to them and trade secrets (including without limitation technical data and know-how) relating to the business of the Company, its subsidiaries or of any of its associated companies or of any of its or their suppliers, clients or customers.

1.1.3

‘Intellectual Property’ includes patents, trademarks whether registered or unregistered, registered or unregistered designs, utility models, copyrights including design copyrights, applications for any of the foregoing and the right to apply for them in any part of the world, discoveries, creations, inventions or improvements upon or additions to an invention, Confidential Information, know-how and any research effort relating to any of the above mentioned business, names whether registrable or not, moral rights and any similar rights in any country of the Company or any of its associated companies or subsidiaries.

1.1.4	‘Parties’ means collectively the Company and the Executive Director and “Party” means individually each of the Parties.

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1.2	Interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	Any reference herein to any clause is to such Clause. The Recitals and Clauses to this Agreement including this Interpretation Clause shall be deemed to form part of this Agreement;

1.2.2	The headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.2.3	Words importing the singular include the plural and vice versa, and words importing a gender include each of the masculine, feminine and neuter gender;

2.	Term and Termination

2.1	Subject as hereinafter provided, this Agreement shall remain in force up to June 30, 2026, unless terminated earlier.

2.2

This appointment may be terminated by either Party by giving to the other Party six months’ notice of such termination or the Company paying six months’ remuneration which shall be limited to provision of Salary, Benefits, Perquisites, Allowances and any Incentive Remuneration, including Stock Option plans, Performance Share plans (paid at the discretion of the Board), in lieu of such notice.

3.	Duties & Powers

3.1

The Executive Director shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to the superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of one or more of its associated companies and / or subsidiaries, including performing duties as assigned to the Executive Director from time to time by serving on the boards of such associated companies and / or subsidiaries or any other executive body or any committee of such a company.

3.2	The Executive Director shall not exceed the powers so delegated by the Board pursuant to clause 3.1 above.

3.3

The Executive Director undertakes to employ the best of his skill and ability and to make his utmost endeavours to promote the interests and welfare of the Company and to conform to and comply with the policies and regulations of the Company and all such orders and directions as may be given to him from time to time by the Board.

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3.4	Mr. Wagh shall undertake his duties from such location as may be directed by the Board.

4.	Remuneration

4.1

So long as the Executive Director performs his duties and conforms to the terms and conditions contained in this Agreement, he shall, subject to such approvals as may be required, be entitled to the following remuneration subject to deduction at source of all applicable taxes in accordance with the laws for the time being in force.

a.	Basic Salary: ₹7,50,000/- per month; upto a maximum of ₹15,00,000/- per month.

The annual increment which will be effective 1st April each year, will be decided by the Board based on the recommendation of the Nomination and Remuneration Committee (“NRC”) in consonance with individual performance and the performance of the Company, within the aforementioned maximum Basic Salary limit. The annual increment that would be effective on 1st April every year, would be limited upto an amount not exceeding 20% of the Basic Salary as may be decided by the Board in the above manner.

b.	Benefits, Perquisites and Allowances:

Details of Benefits, Perquisites and Allowances as per rules of the Company, as follows:

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House Rent and Maintenance Allowance of 50% of Basic Salary; Medical insurance cover and domiciliary expenses; Life insurance cover; Car facility; Telecommunication facility; Club Membership; Leave and encashment of unavailed leaves.

•	Other perquisites and allowances given below:

a) Leave Travel Concession/Allowance	8.00% of Basic Salary

b) Other Allowances	100.00% of Basic Salary

•	Retirement benefits: Contribution to Provident Fund, Superannuation Fund or Annuity Fund and Gratuity Fund.

c.

Performance Linked Bonus: The target performance linked bonus will be 150% of Basic Salary per annum upto a maximum of 225% of Basic Salary per annum. This performance linked bonus would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board which will be payable annually after the Annual Accounts have been approved.

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An indicative list of factors that may be considered for determining the extent of performance linked bonus by the Board (recommended by the NRC) are:

•	Company performance on certain defined qualitative and quantitative parameters as may be decided by the Board from time to time.

•	Industry benchmarks of remuneration.

•	Performance of the individual.

d.	Employees Stock Option Plan (ESOP), Performance Share Award Plan (PSP) and such other Long Term Incentive Plan (LTIP) as per rules of the Company.

4.2.	MINIMUM REMUNERATION

Notwithstanding anything to the contrary herein contained, wherein any financial year during the currency of the tenure of the Executive Director, the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of basic salary, benefits, perquisites and allowances, performance bonus (not exceeding 187.5% of Basic Salary) and Long-Term incentive plan and retirement benefits, as specified above.

5.	Variation

The terms and conditions of the appointment of the Executive Director and / or this Agreement may be altered and varied from time to time by the Board as it may, in its discretion deem fit, irrespective of the limits stipulated under Schedule V to the Act or any amendments made hereafter in this regard in such manner as may be agreed to between the Board and the Executive Director, subject to such approvals as may be required.

6.	Intellectual Property

6.1

The Parties acknowledge that the Executive Director may make, discover or create Intellectual Property (IP) in the course of his employment and agree that in this respect the Executive Director has a special obligation to protect such IP and use it to further the interests of the Company, or any of its associated companies or subsidiaries.

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6.2

Subject to the provisions of the laws relating to intellectual property for the time being in force in India, if at any time during his employment, the Executive Director makes or discovers or participates in the making or discovery of any IP relating to or capable of being used in the business for the time being carried on by the Company or any of its subsidiaries or associated companies, full details of the Intellectual Property shall immediately be communicated by him to the Company and such IP shall be the absolute property of the Company. At the request and expense of the Company, the Executive Director shall give and supply all such information, data, drawings and assistance as may be required to enable the Company to exploit the IP to its best advantage and the Executive Director shall execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

6.3

The Executive Director hereby irrevocably appoints the Company as his attorney in his name and on his behalf to sign or execute any such instrument or do any such thing and generally to use his name for the purpose of giving to the Company or its nominee the full advantage of the provisions of this clause 6 and if in favour of any third Party, a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

6.4

If the IP is not the property of the Company, the Company shall, subject to the provisions of the applicable laws for the time being in force, have the right to acquire for itself or its nominee, the Executive Director’s rights in the IP within 3 months after disclosure pursuant to clause 6.2 above on fair and reasonable terms.

6.5

The rights and obligations under this clause shall continue in force after termination of the Agreement in respect of IP relating to the period of the Executive Director’s employment under the Agreement and shall be binding upon his heirs and legal representatives.

7.	Confidentiality

7.1

The Executive Director is aware that in the course of his employment he will have access to and be entrusted with information in respect of the business and finances of the Company including intellectual property, processes and product specifications, etc. and relating to its dealings, transactions and affairs and likewise in relation to its subsidiaries, associated companies, customers or clients all of which information is or may be of a confidential nature.

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7.2

The Executive Director shall not except in the proper course of performance of his duties during or at any time after the period of his employment or as may be required by law divulge to any person whatever or otherwise make use of and shall use his best endeavours to prevent the publication or disclosure of any Confidential Information of the Company or any of its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers.

7.3

All notes, memoranda, documents and Confidential Information concerning the business of the Company and its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers which shall be acquired, received or made by the Executive Director during the course of his employment shall be the property of the Company and shall be surrendered by the Executive Director to the Company upon the termination of his employment or at the request of the Board at any time during the course of his employment.

8.	Non-competition

The Executive Director covenants with the Company that he will not, during the continuance of his employment with the Company, without the prior written consent of the Board, carry on or be engaged, directly or indirectly, either on his own behalf or on behalf of any person, or as manager, agent, consultant or employee of any person, firm or company, in any activity or business, in India or overseas, which shall directly or indirectly be in competition with the business of the Company or its holding company or its subsidiaries or associated companies. The application of this clause needs to be read in conjunction with the relevant clauses in the Tata Code of Conduct, referred to in Clause 10 below.

9.	Selling Agency

The Executive Director, so long as he functions as such, undertakes not to become interested or otherwise concerned, directly or through his spouse and / or children, in any selling agency of the Company.

10.	Tata Code of Conduct

The provisions of the Tata Code of Conduct shall be deemed to have been incorporated into this Agreement by reference. The Executive Director shall during his term, abide by the provisions of the Tata Code of Conduct in spirit and in letter and commit to assure its implementation.

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11.	Personnel Policies

All Personnel Policies of the Company and the related Rules which are applicable to other employees of the Company shall also be applicable to the Executive Director, unless specifically provided otherwise.

12.	Summary termination of employment

The employment of the Executive Director may be terminated by the Company without notice or payment in lieu of notice:

a.

if the Executive Director is found guilty of any gross negligence, default or misconduct in connection with or affecting the business of the Company or any subsidiary or associated company to which he is required by the Agreement to render services; or

b.	in the event of any serious or repeated or continuing breach (after prior warning) or non-observance by the Executive Director of any of the stipulations contained in the Agreement; or

c.	in the event the Board expresses its loss of confidence in the Executive Director.

13.	Termination due to physical / mental incapacity

In the event the Executive Director is not in a position to discharge his official duties due to any physical or mental incapacity, the Board shall be entitled to terminate his contract on such terms as the Board may consider appropriate in the circumstances.

14.	Resignation from directorships

Upon the termination by whatever means of his employment under the Agreement:

a.

the Executive Director shall immediately cease to hold offices held by him in any holding company, subsidiaries or associate companies without claim for compensation for loss of office by virtue of Section 167 (1)(h) of the Act and shall resign as trustee of any trusts connected with the Company.

b.	the Executive Director shall not without the consent of the Board at any time thereafter represent himself as connected with the Company or any of its subsidiaries and associated companies.

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15.	Agreement co-terminus with employment/ directorship

If and when this Agreement expires or is terminated for any reason whatsoever, Mr Wagh will cease to be the Executive Director and also cease to be a Director of the Company. If at any time, the Executive Director ceases to be a Director of the Company for any reason whatsoever, he shall cease to be the Executive Director and this Agreement shall forthwith terminate. If at any time, the Executive Director ceases to be in the employment of the Company for any reason whatsoever, he shall cease to be a Director and Executive Director of the Company.

16.	Other Directorships

The Executive Director covenants with the Company that he will not during the continuance of his employment with the Company accept any other directorships in any company or body corporate without the prior written consent of the Board.

17.	Non-Solicitation

The Executive Director covenants with the Company that he will not for a period of 1 year immediately following the termination of his employment under this Agreement, without the prior written consent of the Board endeavor or entice away from the Company any (define level or grade of employee) who has at any time during the (specify period) immediately preceding such termination been employed or engaged by the Company or any subsidiaries or associated companies at any time during the (specify period) immediately preceding termination.

18.	Notices

Notices may be given by either Party by letter addressed to the other Party at, in the case of the Company, its registered office for the time being and in the case of the Executive Director his last known address and any notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post or if delivered by hand upon delivery and in proving service by post it shall be sufficient to prove that the notice was properly addressed and posted by hand or by electronic mail.

19.	Miscellaneous

19.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of India.

19.2	Jurisdiction

The Parties have agreed to the exclusive jurisdiction of the Indian courts.

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19.3	Entire Agreement

This Agreement contains the entire understanding between the Parties and supersedes all previous written or oral agreements, arrangements, representations, and understandings (if any) relating to the subject matter hereof. The Parties confirm that they have not entered into this Agreement upon the basis of any representations that are not expressly incorporated into this Agreement. Neither oral explanation nor oral information given by any Party shall alter or affect the interpretation of this Agreement.

19.4	Waiver

A waiver by either Party of a breach of the provision(s) of this Agreement shall not constitute a general waiver, or prejudice the other Party’s right otherwise to demand strict compliance with that provision or any other provisions in this Agreement.

19.5	Severability

Each term, condition, covenant or provision of this Agreement shall be viewed as separate and distinct, and in the event that any such term, covenant or provision shall be held by a court of competent jurisdiction to be invalid, the remaining provisions shall continue to operate.

19.6	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

IN WITNESS WHEREOF these presents have been executed by the Parties hereto on the day and year first above written.

The Common Seal of Tata Motors Limited was hereunto affixed in the presence of
Mr. N Chandrasekaran
and
Mr. Om Prakash Bhatt
two Directors of the Company Witnesses:
Mr. Vispi S Patel Mr. Rozario Paul

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SIGNED, SEALED AND DELIVERED by the said Mr. Girish Wagh in the presence of:

Witnesses:
Mr. Ashok Kumar Koyari - ABKoyari

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